SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 10, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosure:

One press release relating to Pralnacasan.

Press Release

Your Contacts:
Corinne Hoff Aventis Global Media Relations Tel.: +33 (0)3 88 99 19 16 Corinne.Hoff@Aventis.com	Kara Smith-Russel DI&A Communications Tel.: +1 908 231 4490 Kara.Smith@Aventis.com	Tricia Geoghegan DI&A Communications Tel.: +1 908 231 4410 Tricia.Geoghegan@Aventis.com

Aventis and Vertex Pharmaceuticals Voluntarily Discontinue
Phase IIb Clinical Trials of Pralnacasan in Rheumatoid Arthritis

Phase II activities temporarily suspended while unexpected toxicology results analyzed

Strasbourg, France and Cambridge MA, November 10, 2003 — Aventis and Vertex Pharmaceuticals Incorporated (NASDAQ: VRTX) today announced voluntary discontinuation of phase IIb clinical trials of pralnacasan, an oral interleukin-1 beta converting enzyme (ICE) inhibitor, in rheumatoid arthritis. This decision is based on results from an animal toxicology study that showed liver abnormalities after a nine-month exposure to pralnacasan at high doses. There have been no significant adverse events associated with liver toxicity in subjects and patients who participated in pralnacasan studies to date.

The decision was confirmed following a discussion with the Food and Drug Administration (FDA) that Aventis and Vertex had requested. During this discussion, the FDA supported the decision of Aventis and Vertex to discontinue present phase IIb clinical trials in rheumatoid arthritis.

Also during this discussion, it was determined that two, shorter-term on-going phase I trials will continue as planned, as the FDA agreed with Aventis and Vertex that the toxicity findings based on longer-term regimens in animals did not imply safety concerns in the significantly shorter phase I trials.

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com
Address for visitors: 16, Avenue de l’Europe • Espace Européen de l’Entreprise • F-67300 Schiltigheim

“This is an unexpected toxicology finding, and the prudent action is to discontinue the ongoing phase II clinical studies, and fully evaluate the toxicology results before moving ahead,” said Frank Douglas, Executive Vice President of Drug Innovation & Approval and Member of the Aventis Management Board. “We are committed to working with Vertex to better understand and hopefully resolve this issue.”

“Pralnacasan is the subject of an extensive phase II clinical program, reflecting the promise of oral ICE inhibitors as a breakthrough strategy to treat a range of inflammatory diseases. Although we are disappointed with the results of the toxicology study, we support the decision to fully analyze the toxicology data, and we will work diligently with Aventis to evaluate the results to determine the appropriate path forward,” said Vicki Sato, President of Vertex.  “Both we and Aventis continue to believe that modulation of the ICE enzyme with an oral therapy holds the potential to change the way in which debilitating inflammatory diseases are treated.”

Non-clinical Toxicology Results

The purpose of toxicology studies is to help define potential target organ toxicity and to determine and confirm the therapeutic window for the safe dosing of investigational therapeutic agents in clinical trials and ultimately, clinical practice. Today’s decision is based on the results from a 9-month animal toxicology study.

The findings observed in the 9-month toxicology study were not observed in prior toxicology studies conducted with pralnacasan, including 6-month studies in two different species. Decisions on further clinical trials of pralnacasan will be made after the final analysis of the nine-month toxicology study and data from an on-going 12-month toxicology study are available.

Phase IIb Rheumatoid Arthritis Clinical Trials

In July 2003, Vertex and Aventis announced the initiation of a phase IIb randomized, placebo-controlled, double-blind, multi-center clinical trial to evaluate the safety and efficacy of pralnacasan in patients with RA.  During this study, patients were permitted to continue background methotrexate therapy, the industry standard treatment for rheumatoid arthritis, which also can induce liver toxicity. Patients completing this trial were allowed to roll over to an extension trial where they were treated with pralnacasan or standard of care therapy. The discontinued phase IIb studies were to evaluate 340 patients treated with pralnacasan or placebo for 12 weeks.  Approximately 330 patients had been randomized prior to the decision to discontinue the study, and approximately 50 had completed treatment.

About Rheumatoid Arthritis

Rheumatoid Arthritis is a progressive, systemic autoimmune disease characterized by the inflammation of the membrane lining in joints.  This inflammation causes a loss of joint shape and alignment, resulting in pain, stiffness and swelling, ultimately leading to joint destruction and disability.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of €17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

About Vertex Pharmaceuticals

Vertex Pharmaceuticals Incorporated is a global biotechnology company committed to the discovery and development of breakthrough small molecule drugs for serious diseases.  The Company’s strategy is to commercialize its products both independently and in collaboration with major pharmaceutical partners.  Vertex’s product pipeline is principally focused on viral diseases, inflammation, autoimmune diseases and cancer.  Vertex co-promotes the new HIV protease inhibitor Lexiva™ with GlaxoSmithKline.

Aventis’ Safe Harbor Statement

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France.

Vertex Pharmaceuticals’ Safe Harbor Statement

This press release may contain forward-looking statements, including statements that Vertex or its partners expect to complete ongoing short-term pharmacology studies of pralnacasan, that the modulation of the ICE enzyme with an oral therapy holds the potential to change the way in which inflammatory diseases are treated, and that decisions on the further development of pralnacasan will be made following an evaluation of ongoing toxicology studies. While management makes its best efforts to be accurate in making forward-looking statements, such statements are subject to risks and uncertainties that could cause Vertex’s actual results to vary materially.  These risks and uncertainties include, among other things, the risk that i) ongoing trials may be discontinued for technical or commercial reasons, ii) ICE inhibition may not prove to be an effective therapy for reasons of toxicity, or for other technical or commercial reasons, (iii) clinical development of pralnacasan may not be initiated in psoriasis or other inflammatory diseases, and other risks listed under Risk Factors in Vertex’s form 10-K filed with the Securities and Exchange Commission on March 31, 2003.

Lexiva™ is a registered trademark of the GlaxoSmithKline group of companies.

Vertex’s press releases are available at www.vrtx.com.

Vertex Contacts:

Lynne H. Brum Vice President, Corporate Communications and Financial Planning	Michael Partridge Director, Corporate Communications	Jaren Irene Madden Media Relations Specialist
Tel: +1 617 444 6614	Tel: +1 617 444 6108	Tel: +1 617 444 6750

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: November 10, 2003	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel